Exhibit 99.1

ACQUISITION AGREEMENT

RICHMONT MINES INC.,

9222-0383 QUEBEC INC.

- and -

LOUVEM MINES INC.

May 18th, 2010

TABLE OF CONTENTS

Article 1 INTERPRETATION		2

1.1	Definitions	2
1.2	Interpretation Not Affected by Headings, etc	5
1.3	Number, etc	5
1.4	Date For Any Action	5
1.5	Schedule	5

Article 2 AMALGAMATION		6

2.1	Amalgamation	6
2.2	Circular and Meeting	6
2.3	Articles of Amalgamation and Effective Date	6
2.4	Board Approval	7

Article 3 REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR		7

3.1	Representations and Warranties	7
3.2	Investigation	9
3.3	Survival of Representations and Warranties	9

Article 4 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		9

4.1	Representations and Warranties	9
4.2	Investigation	11
4.3	Survival of Representations and Warranties	11

Article 5 CONDUCT OF BUSINESS		11

5.1	Conduct of Business by the Company	11
5.2	Conduct of Business by the Acquiror	12

Article 6 COVENANTS RELATING TO REGULATORY APPROVALS		13

6.1	Regulatory Filings and Approvals	13

Article 7 OTHER COVENANTS		13

7.1	Listing of Acquiror Shares	13
7.2	Further Assurances	13
7.3	Unsolicited Proposal	13
7.4	Public Statements	13
7.5	Directors' and Officers' Insurance and Indemnification	14

Article 8 CONDITIONS		14

8.1	Mutual Conditions	14
8.2	Company Conditions	15

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8.3	Acquiror Conditions	15
8.4	Merger of Conditions	16

Article 9 TERMINATION		16

9.1	Termination	16
9.2	Effect of Termination	17
9.3	Remedies	17

Article 10 GENERAL PROVISIONS		18

10.1	Amendment	18
10.2	Waiver	18
10.3	Expenses; Advisors	18
10.4	Notices	19
10.5	Severability	20
10.6	Entire Agreement	20
10.7	Assignment	20
10.8	Governing Law	20
10.9	No Third Party Beneficiaries	20
10.10	Time of Essence	20
10.11	Counterparts	21

SCHEDULE A: AMALGAMATION AGREEMENT

- ii -

ACQUISITION AGREEMENT

THIS ACQUISITION AGREEMENT made the _____ day of May, 2010

BETWEEN:

RICHMONT MINES INC.,
a corporation existing under the laws of the Province of Québec,
(hereinafter referred to as the "Acquiror"),

9222-0383 QUÉBEC INC.,
a corporation existing under the laws of the Province of Québec,
(hereinafter referred to as "Subco"),

- and -

LOUVEM MINES INC.,
a corporation existing under the laws of the Province of Québec,
(hereinafter referred to as the "Company").

WHEREAS the Acquiror desires to acquire all of the common shares of the Company (the "Company Shares"), which it does not already own, pursuant to an amalgamation of Subco, a wholly owned subsidiary of the Acquiror, and the Company under Part IA of the Companies Act (the "Amalgamation");

WHEREAS the Acquiror owns approximately 70% of the issued and outstanding Company Shares;

WHEREAS the shareholders of the Company, other than the Acquiror, hold approximately 30% of the issued and outstanding Company Shares (collectively, the "Minority Shareholders");

WHEREAS the Acquiror has entered into support agreements dated March 31, 2010 (the "Support Agreements") with shareholders holding approximately 54% of the issued and outstanding Company Shares owned by Minority Shareholders, pursuant to which, among other things, such shareholders have agreed to vote in favor of the Amalgamation all of the Company Shares held by them, on the terms and subject to the conditions set forth in such agreements;

AND WHEREAS the board of directors of the Company has determined unanimously (with interested directors abstaining), after receiving a recommendation of a special committee of independent directors and a fairness opinion from its financial advisor (the "Fairness Opinion"), that it would be advisable and in the best interests of the Company and the Minority Shareholders for the Company to enter into this Agreement and for the Minority Shareholders to vote in favor of the Amalgamation;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party, the parties hereby covenant and agree as follows, the above preamble forming an integral part hereof:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations shall have the corresponding meanings:

"Acquiror" means Richmont Mines Inc.

"Acquiror Disclosure Document" means all forms, reports, schedules, statements and other documents filed by the Acquiror since January 1, 2008 with all applicable securities regulatory authorities and the TSX and the NYSE Amex.

"Acquiror Share" means a common share of the Acquiror.

"Affiliate" has the meaning given to it in the Securities Act.

"Agreement" means this Acquisition Agreement entered by the Acquiror, Subco and the Company.

"Amalco" means the company resulting from the Amalgamation.

"Amalgamation" has the meaning set out in the Recitals.

"Amalgamation Agreement" means the amalgamation agreement in the form attached as Schedule A and any amendment or variation thereto made in accordance with such agreement or this Agreement.

"Amalgamation Resolution" means the by-law approving the Amalgamation which will be submitted to the Shareholders for approval at the Meeting.

"Articles of Amalgamation" means the articles of amalgamation to be filed with the Enterprise Registrar under the Companies Act.

"Board" means the board of directors of the Company.

"Board Approval" has the meaning set out in Section 2.4.

"Business Day" means a day, other than a Saturday or a Sunday, on which the principal commercial banks located in Montréal, Québec are open for the conduct of business.

"Canadian GAAP" means Canadian generally accepted accounting principles as defined from time to time by the Accounting Standards Board of the Canadian Institute of Chartered Accountants in the Handbook of the Canadian Institute of Chartered Accountants;

"Certificate of Amalgamation" means the certificate attesting the Amalgamation, prepared and issued by the Enterprise Registrar pursuant to Section 123.119 of the Companies Act.

"Circular'' means the information circular to be prepared and sent to the Shareholders in connection with the Meeting.

"Companies Act" means the Companies Act (Québec) as now in effect and as it may be amended from time to time prior to the Effective Date.

"Company" means Louvem Mines Inc

"Company Disclosure Document" means all forms, reports, schedules, statements and other documents filed by the Company since January 1, 2008 with all applicable securities regulatory authorities and the TSX-V.

"Company Share" means a common share of the Company.

"Effective Date" means the date shown on the Certificate of Amalgamation.

"Enterprise Registrar" means the enterprise registrar acting under the Companies Act.

"Fairness Opinion" has the meaning set out in the Recitals.

"Laws" means all laws (including common law and civil law), including international, national, provincial, state, municipal and local laws, treaties, statutes, policies, instrument, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, or other requirements of any Regulatory Authority having the force of law.

"Material Adverse Effect" means, in respect of a Person, any effect that is, or could reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (whether absolute, accrued, conditional or otherwise), operations or results of operations of such Person and its subsidiaries taken as a whole or the ability of such Person to perform its obligations under this Agreement in any material respect, other than any effect:

(a)	relating to the Canadian economy, political conditions or securities markets in general;

(b)	affecting the gold mining industry in general;

(c)	relating to a change in the market trading price of shares of that Person, either:

(i)	related to this Agreement and the Amalgamation or the announcement thereof, or

(ii)

related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect referred to in clause (a), (b) or (d); or

(d)	relating to any generally applicable change in applicable Laws (other than orders, judgments or decrees against such Person or any of its subsidiaries) or in Canadian GAAP;

provided, however, that the effect referred to in clause (a), (b) or (d) above does not primarily relate only to (or have the effect of primarily relating only to) such Person and its subsidiaries, taken as a whole, or disproportionately adversely affect such Person and its subsidiaries taken as a whole, compared to other companies of similar size operating in the industry in which such Person and its subsidiaries operate;

"Meeting" means the special general meeting of Shareholders (including any adjournment or postponement thereof contemplated by this Agreement) that is to be convened to consider and, if deemed advisable, to approve the Amalgamation Resolution.

"Minority Shareholders" has the meaning set out in the Recitals.

"Party" means a party to this Agreement.

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Regulatory Authority, syndicate or other entity, whether or not having legal status.

"Regulatory Authority" means:

(a)

any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, and any ministry or department or agency of any of the foregoing;

(b)	any self-regulatory organization or stock exchange, including the Toronto Stock Exchange, the NYSE Amex and the TSX-V;

(c)	any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and

(d)	any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;

"Securities Act" means the Securities Act (Québec).

"Shareholders" means holders of the Company Shares.

"Special Committee" means the special committee of independent directors of the Board, comprised of Pierre Barbeau and Gaston Gagnon.

"Special Committee Recommendation" means the recommendation of the Special Committee in favor of the Board Approval.

"Subco" means 9222-0383 Québec Inc.

"Support Agreements" has the meaning set out in the Recitals.

"TSX-V" means the TSX Venture Exchange.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections, Schedules and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article", "Section" or "Schedule" followed by a number and/or a letter refer to the specified Article, Section or Schedule of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.4	Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Schedule

The terms and conditions of the Amalgamation Agreement set out in Schedule A are an integral part of this Agreement.

ARTICLE 2
AMALGAMATION

2.1	Amalgamation

Subject to the terms and conditions of this Agreement, Subco and the Company shall amalgamate and continue as one company as of and from the Effective Date pursuant to the Companies Act under the terms and conditions set forth in the Amalgamation Agreement.

2.2	Circular and Meeting

(a)     As soon as is practicable after the date hereof, the Acquiror and the Company shall prepare the Circular, together with any other documents required by applicable Laws in connection with the Meeting, which Circular shall reflect the Board Approval and include a written copy of the Fairness Opinion.

(b)     As soon as practicable after the date hereof (and in any event no later than May 30, 2010), the Acquiror and the Company shall cause the Circular, together with other documents required by applicable Laws in connection with the Meeting, to be sent to Shareholders and filed as required by applicable Laws, and the Company shall call and hold the Meeting by no later than June 30, 2010 for the purposes of considering the Amalgamation Resolution in accordance with the by-laws of the Company and applicable Laws and shall not adjourn, postpone or cancel (or propose to adjourn, postpone or cancel) the Meeting, except with the Acquiror's prior written consent or as required by applicable Laws, an order of a court or for quorum purposes. The Company shall provide notice to the Acquiror of the Meeting and allow the Acquiror's representatives to attend the Meeting.

(c)     The Company shall use its commercially reasonable efforts and collaborate with the Acquiror to secure the approval of the Amalgamation Resolution by Minority Shareholders and solicit proxies for the approval of the Amalgamation Resolution in accordance with applicable Laws, including if so required by the Acquiror using the services of dealers and proxy solicitation agents.

2.3	Articles of Amalgamation and Effective Date

No later than two Business Days after the satisfaction or waiver (subject to applicable Laws) of the conditions set forth in Article 8 (excluding conditions that, by their terms, cannot be satisfied until the date of closing, but subject to the satisfaction or waiver of those conditions as of the Effective Date), and unless another date is agreed to in writing by the parties, the Acquiror shall file the Articles of Amalgamation with the Enterprise Registrar pursuant to Part IA of the Companies Act to give effect to the Amalgamation. The Amalgamation shall become effective on the Effective Date and the steps to be carried out pursuant to the Amalgamation shall become effective on the Effective Date in the order set forth in the Amalgamation Agreement. The Acquiror hereby acknowledges and agrees that it shall not file Articles of Amalgamation in respect of the Amalgamation unless the conditions in Article 8 have been satisfied or waived.

2.4	Board Approval

The Company hereby represents and warrants to and in favour of the Acquiror, and acknowledges that the Acquiror is relying upon such representations and warranties in entering into this Agreement, that, as of the date hereof:

(a)

the Board has determined unanimously (excluding any interested directors), after consulting its legal advisor and receiving the Special Committee Recommendation and the Fairness Opinion, that the Amalgamation is fair to Minority Shareholders and that the Amalgamation is in the best interests of the Company and the Minority Shareholders, and accordingly, has unanimously (excluding any interested directors) approved the entering into of this Agreement and the Amalgamation Agreement, and the making of a recommendation that Minority Shareholders vote all of their Company Shares in favor of the Amalgamation Resolution;

(b)

KPMG LLP acted as financial advisor and has delivered the Fairness Opinion to the Board to the effect that the consideration to be received under the Amalgamation is fair, from a financial point of view, to the Minority Shareholders; and

(c)

each member of the Board and each senior officer of the Company has indicated his intention to vote all of his Company Shares in favor of the Amalgamation Resolution and has agreed that references to such intention may be made in the Circular.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR

3.1	Representations and Warranties

The Acquiror represents and warrants to and in favor of the Company as follows and acknowledges that the Company is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)

Organization and Qualification. Each of the Acquiror and Subco has been duly incorporated under applicable Laws, is validly existing and has all necessary corporate or legal power, authority and capacity to own its property and assets and to carry on its business as currently owned and conducted. Each of the Acquiror and Subco is duly qualified to carry on business, and is in good standing, in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such qualification necessary.

(b)

Authority and No Violation. Each of the Acquiror and Subco has the necessary corporate power, authority and capacity to enter into this Agreement and the documents and agreements contemplated herein to which it is or will be a party and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement by each of the Acquiror and Subco and the consummation by each of the Acquiror and Subco of the Amalgamation have been duly authorized by their respective boards of directors and no other corporate proceedings on their part are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by each of the Acquiror and Subco and constitutes a legal, valid and binding obligation of each of the Acquiror and Subco, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditor's rights generally and general principles of equity. The authorization of this Agreement, the execution and delivery by each of the Acquiror and Subco of this Agreement and the performance by it of its obligations under this Agreement, and the consummation of the Amalgamation shall not result (with or without notice or the passage of time) in a violation or breach of, or constitute a default under, require any consent to be obtained under, any provision of:

(i)	its certificate of incorporation, articles, by-laws or other charter documents;

(ii)

any applicable Laws (subject to obtaining applicable regulatory approvals) except where such violation, breach, default or failure to obtain a consent would not, individually or in the aggregate, materially impede the completion of the transactions contemplated by this Agreement; or

(iii)

any note, bond, mortgage, indenture, contract, licence, permit or government grant to which the Acquiror or Subco is a party or by which it is bound, except where such violation, breach, default or failure to obtain a consent would not, individually or in the aggregate, materially impede the completion of the transactions contemplated by this Agreement.

(c)

Disclosure Record. The Acquiror has filed with all applicable securities regulatory authorities and the TSX and the NYSE Amex true and complete copies of the Acquiror Disclosure Documents that the Acquiror is required to file therewith. The Acquiror Disclosure Documents at the time filed: (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable securities Laws. The Acquiror has not filed any confidential material change report with the Autorité des marchés financiers du Québec or any other securities authority or regulator which at the date hereof remains confidential.

(d)

Regulatory and Third Party Approvals. No consent, approval, order or authorization of, or declaration or filing with, any Regulatory Authority is required to be obtained by the Acquiror in connection with the execution and delivery of this Agreement and the consummation by the Acquiror of its obligations under this Agreement, including the consummation of the Amalgamation other than those which are contemplated by this Agreement.

(e)

Capitalization. The authorized capital of the Acquiror consists of an unlimited number of Acquiror Shares. As at the date of this Agreement, there were issued and outstanding 26,125,656 Acquiror Shares. In addition, as at the date of this Agreement, the Acquiror had granted options to acquire a total of 2,935,000 Acquiror Shares. Except as described herein, as at the date of this Agreement, there were no other options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating the Acquiror to issue or sell any shares of the capital of the Acquiror or securities or obligations of any kind convertible into or exchangeable for any shares of the capital of the Acquiror.

(f)

Stock Exchange Listing. The Acquiror Shares to be issued in connection with the Amalgamation, shall be, when issued, validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights and listed for trading on the TSX and the NYSE Amex.

(g)

Absence of Certain Changes or Events. Since December 31, 2009, except as contemplated by this Agreement there has not occurred any event that constituted, or would be reasonably likely to result in, a Material Adverse Effect in respect of the Acquiror.

3.2	Investigation

Any investigation by the Company or its representatives shall not mitigate, diminish or affect the representations and warranties of the Acquiror pursuant to this Agreement.

3.3	Survival of Representations and Warranties

The representations and warranties of the Acquiror contained in this Agreement shall not survive the completion of the Amalgamation, and shall expire and be terminated and extinguished on the earlier of the Effective Date and the time where this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

4.1	Representations and Warranties

The Company represents and warrants to and in favor of the Acquiror as follows and acknowledges that the Acquiror is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)

Organization and Qualification. The Company has been duly incorporated and continued under applicable Laws is validly existing and has all necessary corporate or legal power, authority and capacity to own its property and assets and to carry on its business as currently owned and conducted. The Company is duly qualified to carry on business, and is in good standing, in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such qualification necessary.

(b)

Authority and No Violation. The Company has the necessary corporate power, authority and capacity to enter into this Agreement and all documents and agreements contemplated herein to which it is or will be a party and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Amalgamation have been duly authorized by the Board and no other corporate proceedings on its part are necessary to authorize this Agreement and the Amalgamation, other than, the approval by the Shareholders as provided in the Circular and other matters relating thereto. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditor's rights generally and general principles of equity. The authorization of this Agreement, the execution and delivery by the Company of this Agreement and the performance by it of its obligations under this Agreement, and the consummation of the Amalgamation, shall not result (with or without notice or the passage of time) in a violation, conflict or breach of, or constitute a default under, in respect of or require any consent to be obtained under or give rise to any third party right of termination, amendment, first refusal, shotgun, cancellation, acceleration, penalty or payment obligation or right of purchase or sale under any provision of:

(i)	its certificate of incorporation, articles, by-laws or other charter documents;

(ii)

any applicable Laws (subject to obtaining applicable regulatory approvals) except where such violation, breach, default or failure to obtain a consent would not, individually or in the aggregate, materially impede the completion of the transactions contemplated by this Agreement; or

(iii)

any note, bond, mortgage, indenture, contract, licence, permit or government grant to which the Acquiror or Subco is a party or by which it is bound, except where such violation, breach, default or failure to obtain a consent would not, individually or in the aggregate, materially impede the completion of the transactions contemplated by this Agreement.

(c)

Disclosure Record. The Company has filed with all applicable securities regulatory authorities and the TSX-V true and complete copies of the Company Disclosure Documents that the Company is required to file therewith. The Company Disclosure Documents at the time filed: (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable securities Laws. The Company has not filed any confidential material change report with the Autorité des marchés financiers du Québec or any other securities authority or regulator which at the date hereof remains confidential.

(d)

Regulatory and Third Party Approvals. No consent, approval, order or authorization of, or declaration or filing with, any Regulatory Authority is required to be obtained by the Company in connection with the execution and delivery of this Agreement and the consummation by the Company of its obligations under this Agreement, including the consummation of the Amalgamation other than those which are contemplated by this Agreement.

(e)

Capitalization. The authorized capital of the company consists of an unlimited number of Company Shares. As at the date of this Agreement, there were issued and outstanding 25,929,689 Company Shares. As at the date of this Agreement, there were no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating the Company to issue or sell any shares of the capital of the Company or securities or obligations of any kind convertible into or exchangeable for any shares of the capital of the Company.

4.2	Investigation

Any investigation by the Acquiror or its representatives shall not mitigate, diminish or affect the representations and warranties of the Company pursuant to this Agreement.

4.3	Survival of Representations and Warranties

The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Amalgamation, and shall expire and be terminated and extinguished on the earlier of the Effective Date and the time where this Agreement is terminated in accordance with its terms.

ARTICLE 5
CONDUCT OF BUSINESS

5.1	Conduct of Business by the Company

The Company hereby agrees that, prior to the Effective Date, unless the Acquiror shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement:

(a)	it shall conduct its business in the ordinary course consistent with past practice;

(b)	it shall not amend its articles or by-laws (or similar organizational documents) or the terms of its outstanding securities, outstanding indebtedness and credit facilities;

(c)	it shall not declare or pay any dividends;

(d)	it shall not issue or commit to issue any share, option, warrant or other ownership interest in the Company or effect any consolidation, subdivision or reclassification of the Company Shares;

(e)	it shall not directly or indirectly redeem, purchase or otherwise acquire or commit or offer to acquire any share, warrant or other ownership interest in the Company;

(f)

it shall not enter into any transaction or perform any act that might interfere with, delay or be inconsistent with the consummation of the transactions contemplated herein or which would render, or which may reasonably be expected to render, untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect any of the Company's representations and warranties set forth in this Agreement; and

(g)	it shall not announce an intention, enter into any agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subparagraphs.

5.2	Conduct of Business by the Acquiror

The Acquiror agrees that, prior to the Effective Date, unless the Company shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement:

(a)	it shall not amend its articles or by-laws (or similar organizational documents);

(b)	it shall not declare or pay any dividends;

(c)	it shall not directly or indirectly redeem, purchase or otherwise acquire or commit or offer to acquire any share, warrant or other ownership interest in the Acquiror;

(d)	it shall not split, consolidate or reclassify any of the Acquiror Shares nor undertake any other capital reorganization;

(e)

it shall not enter into any transaction or perform any act that might interfere with, delay or be inconsistent with the consummation of the transactions contemplated herein or which would render, or which may reasonably be expected to render, untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material and adverse respect any of the Acquiror's representations and warranties set forth in this Agreement; and

(f)	it shall not announce an intention, enter into any agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subparagraphs.

ARTICLE 6
COVENANTS RELATING TO REGULATORY APPROVALS

6.1	Regulatory Filings and Approvals

(a)     As soon as reasonably practicable after the date hereof, each Party shall make all necessary filings, applications and submissions with Regulatory Authorities under all applicable Laws in respect of the transactions contemplated herein.

(b)     Each Party shall use its commercially reasonable efforts to obtain all consents, approvals, authorizations or waivers required to be obtained by it from Regulatory Authorities in respect of the transactions contemplated herein.

ARTICLE 7
OTHER COVENANTS

7.1	Listing of Acquiror Shares

The Acquiror hereby agrees to use all commercially reasonable efforts to obtain the approval of each of the TSX and NYSE Amex for the listing on each stock exchange of the Acquiror Shares to be issued in connection with the Amalgamation.

7.2	Further Assurances

Subject to the terms and conditions of this Agreement, each Party agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to satisfy (or cause the satisfaction of) the conditions set out in Article 8 to the extent the same is within its control.

7.3	Unsolicited Proposal

None of the covenants of the Company contained herein shall prevent the Board from responding as required by law to any unsolicited submission or proposal regarding any acquisition or disposition of assets or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally or make any disclosure to its securityholders with respect thereto which in the judgment of the Board, acting upon the advice of outside counsel, is required under applicable Law, provided that in any and all circumstances, the Board shall always be obligated to comply with Section 2.2(b) hereof.

7.4	Public Statements

Each Party shall consult with the other Party prior to issuing press releases or otherwise making public statements with respect to the Amalgamation or this Agreement and shall provide the other Party with a reasonable period of time to review and comment on all such press releases or statements prior to the release thereof.

7.5	Directors' and Officers' Insurance and Indemnification

(a)     From and after the Effective Date, the Company shall, and the Acquiror shall cause the Company to, maintain for the period from the Effective Date until six (6) years after the Effective Date on a "trailing" or "run-off" basis, a directors' and officers' insurance policy for all present and former directors and officers of the Company, covering claims in respect of acts or omissions in their capacity as directors or officers of the Company occurring prior to the Effective Date made prior to or within six (6) years after the Effective Date, on terms and conditions comparable to those applicable to the current directors and officers of the Company, provided that under no circumstances shall the Acquiror be required to expend more than an amount equal to 150% of the current annual premiums paid by the Company for such insurance policies. Notwitstanding the foregoing, the Acquiror shall have the right to provide such coverage under its own directors' and officers' insurance policy.

(b)     This Section 7.5 shall survive the execution and delivery of this Agreement and the completion of the Amalgamation.

ARTICLE 8
CONDITIONS

8.1	Mutual Conditions

The obligations of the Company and the Acquiror to complete the transactions contemplated herein are subject to fulfillment of the following conditions on or before the Effective Date:

(a)

the Amalgamation Resolution shall have been approved by the Shareholders at the Meeting in accordance with applicable corporate and securities Laws, including the minority approval required by Multilateral Instrument 61-101 Take- Over Bids and Special Transaction;

(b)	each of the TSX and NYSE Amex shall have approved the listing of the Acquiror Shares to be issued in connection with the Amalgamation, subject only to customary conditions;

(c)	there shall not be in force any Law and no Regulatory Authority shall have issued any order or decree restraining or prohibiting the completion of the transactions contemplated herein; and

(d)	this Agreement shall not have been terminated pursuant to Article 9.

The foregoing conditions are for the mutual benefit of each of the Company and the Acquiror and may be waived, in whole or in part, in writing by a Party at any time.

8.2	Company Conditions

The obligation of the Company to complete the transactions contemplated herein is subject to the fulfillment of the following conditions on or before the Effective Date or such other time as specified below:

(a)

the representations and warranties made by the Acquiror in this Agreement that are qualified by materiality or Material Adverse Effect shall be true and correct and the representations and warranties made by the Acquiror in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), and the Acquiror shall have provided to the Company the certificate of two senior officers of the Acquiror certifying such accuracy on the Effective Date;

(b)	the Acquiror shall have complied in all material respects with its covenants herein;

(c)

from the date hereof and up to and including the Effective Date, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), a Material Adverse Effect in respect of the Acquiror; and

(d)

the board of directors of the Acquiror shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by the Acquiror and Subco to permit the consummation of the Amalgamation, including the issuance of the Acquiror Shares in connection therewith.

The foregoing conditions precedent are for the benefit of the Company and may be waived, in whole or in part, by the Company in writing at any time. The Company may not rely on the failure to satisfy any of the conditions in this Section 8.2 if the condition was not satisfied solely as a result of a material default by the Company in complying with its obligations under this Agreement.

8.3	Acquiror Conditions

The obligation of the Acquiror to complete the transactions contemplated herein are subject to the fulfillment of the following conditions on or before the Effective Date or such other time as specified below:

(a)

the representations and warranties made by the Company in this Agreement that are qualified by materiality or Material Adverse Effect shall be true and correct and the representations and warranties made by the Company in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), and the Company shall have provided to the Acquiror the certificate of two senior officers of the Company certifying such accuracy on the Effective Date;

(b)	the Company shall have complied in all material respects with its covenants herein;

(c)

from the date hereof and up to and including the Effective Date, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), a Material Adverse Effect in respect of the Company;

(d)

the Board shall have adopted all necessary resolutions, and all other necessary corporate and shareholder action shall have been taken by the Company, to permit the consummation of the Amalgamation; and

(e)

there shall not be threatened in writing or pending any suit, action or proceeding by any Regulatory Authority or other Person challenging this Agreement or the transactions contemplated hereby, seeking to delay, restrain or prohibit the Amalgamation, seeking to prohibit or impose material limitations on the ownership or operation of all or a portion of the operations or assets of the Company (or the Acquiror's direct or indirect ownership of the Company on or following the Effective Date) or to compel the Acquiror to dispose of or hold separate any material portion of the business or assets of the Company (or any equity interest in such entities).

The foregoing conditions precedent are for the benefit of the Acquiror and may be waived, in whole or in part, by the Acquiror in writing at any time. The Acquiror may not rely on the failure to satisfy any of the conditions in this Section 8.3 if the condition was not satisfied solely as a result of a material default by the Acquiror in complying with its obligations under this Agreement.

8.4	Merger of Conditions

The conditions in Sections 8.1, 8.2 and 8.3 shall be conclusively deemed to have been satisfied, waived or released upon the filing of articles in respect of the Amalgamation as contemplated herein and the issuance of a certificate under the Companies Act in respect thereof.

ARTICLE 9
TERMINATION

9.1	Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written agreement of the Acquiror and the Company;

(b)	by the Acquiror or the Company, if the Shareholders do not approve the Amalgamation Resolution at the Meeting;

(c)

by the Acquiror or the Company, if the Effective Date has not occurred on or prior to October 1, 2010, other than as a result of the breach by such Party of any covenant or obligation under this Agreement or as a result of any representation or warranty of such Party in this Agreement being untrue or incorrect;

(d)

by either the Company or the Acquiror, if any Regulatory Authority shall have issued an order, decree or ruling permanently restraining or enjoining or otherwise prohibiting any of the transactions contemplated herein (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable) which order, decree or ruling is final and non-appealable;

(e)	by either the Company or the Acquiror, if:

(i)

any representation or warranty of the other Party under this Agreement is untrue or incorrect or shall have become untrue or incorrect such that the condition contained in Section 8.2(a) or 8.3(a), as applicable, would be incapable of satisfaction and such breach is not cured within 10 calendar days of a notice; or

(ii)

the other Party is in default of a covenant or obligation hereunder such that the condition contained in Section 8.2(b) or 8.3(b), as applicable, would be incapable of satisfaction and such breach is not cured within 10 calendar days of a notice;

(f)	by the Acquiror, if the Board withdraws, modifies, changes or qualifies the Board Approval in any manner adverse to the Acquiror; or

(g)	by the Acquiror if the Meeting has not been held by June 30, 2010.

9.2	Effect of Termination

If this Agreement is terminated as permitted under Section 9.1, this Agreement shall become wholly void and of no further force and effect without liability to any Party to this Agreement or to any Affiliate, or their respective shareholders or representatives; provided, however, that nothing contained in this Section 9.2 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or willful breach of this Agreement or where termination is attributable to the negligence of a Party. In the event of termination of this Agreement pursuant to Section 9.1, this Agreement shall be of no further force and effect, except that Article 10 shall survive the termination of this Agreement.

9.3	Remedies

Subject to Section 9.2, the parties hereby acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any Party or its representatives and any such breach would cause the non-breaching Party irreparable harm. Accordingly, the parties agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the non-breaching Party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

ARTICLE 10
GENERAL PROVISIONS

10.1	Amendment

This Agreement may not be amended except by an instrument signed by each of the parties.

10.2	Waiver

(a)     At any time prior to the termination of this Agreement pursuant to Section 9.1, either Party may:

(i)	extend the time for the performance of any of the obligations or other acts of the other Party; or

(ii)

waive compliance with any of the agreements of the other Party or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

(b)     No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. No failure or delay in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

10.3	Expenses; Advisors

(a)     The parties hereby agree that all costs and expenses of the parties relating to the transactions contemplated herein, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses.

(b)     The Acquiror and the Company hereby represent and warrant to each other that no securityholder, director, officer, employee, consultant, broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission, or to the reimbursement of any of its expenses, in connection with the transactions contemplated herein based upon arrangements made by or on behalf of the Acquiror or the Company, as the case may be. The Company hereby agrees to use its commercially reasonable effects such that the aggregate of all of its costs and expenses incurred in connection with the transactions contemplated herein shall not exceed 100,000$.

10.4	Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day, if not, the next succeeding Business Day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a Business Day, if not the next succeeding Business Day) unless actually received after 4:30 p.m. (Montréal time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service for each of the parties hereto shall be as follows:

(a)	if to the Company:

Louvem Mines Inc.
1501, Avenue McGill College
Suite 2130
Montréal, Québec
H3B 2C6

Attention: Gaston Gagnon, Chair of Special Committee
Fax: (514) 357-8620

with a copy (which shall not constitute notice) to:

Colby, Monet, Demers, Delage & Crevier LLP
1501, Avenue McGill College
Suite 2900
Montreal (Québec) H3A 3M8

Attention: Campbell Stuart
Fax: (514) 284-1961

(b)	if to the Acquiror:

Richmont Mines Inc.
161, Avenue Principale
Rouyn-Noranda, Québec
J9X 4P6

Attention: Martin Rivard, President and Chief Executive Officer
Fax: (819) 797-0166

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP
1155, René-Lévesque Blvd. West, 40th Floor
Montréal, Québec
H3B 3V2

Attention: Maxime Turcotte
Fax: (514) 397-2421

10.5	Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each Party's anticipated benefits under this Agreement.

10.6	Entire Agreement

This Agreement (together with all other documents and instruments referred to herein) constitute the entire agreement and supersede all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

10.7	Assignment

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns. This Agreement may not be assigned by any Party without the prior written consent of the other Party.

10.8	Governing Law

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Québec and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof which would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of Québec.

10.9	No Third Party Beneficiaries

This Agreement is not intended to confer on any Person other than the parties any rights or remedies.

10.10	Time of Essence

Time shall be of the essence in this Agreement.

10.11	Counterparts

This Agreement may be executed in any number of counterparts, by original or facsimile signature, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[THE REMAINDER OF THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY]

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first above written, by the duly authorized representatives of the parties.

RICHMONT MINES INC.

by:
Name:
Title:

9222-0383 QUEBEC INC.

by:
Name:
Title:

LOUVEM MINES INC.

by:
Name:
Title:

SCHEDULE A
AMALGAMATION AGREEMENT

EXECUTION COPY

AMALGAMATION AGREEMENT

AMALGAMATION AGREEMENT made as of the 18th day of May, 2010

•	AMONG:	•	9222-0383 QUÉBEC INC., a company incorporated under the laws of the Province of Québec having its registered office in the City of Rouyn-Noranda, Province of Québec, (hereinafter referred to as " Subco")

•	AND:	•	RICHMONT MINES INC., a company incorporated under the laws of the Province of Québec having its registered office in the City of Rouyn-Noranda, Province of Québec, (hereinafter referred to as "Acquiror")

•	AND:	•	LOUVEM MINES INC., a company incorporated under the laws of the Province of Québec having its registered office in the City of Montréal, Province of Québec, (hereinafter referred to as "Company")

WHEREAS Subco was incorporated under Part IA of the Companies Act (Québec) by certificate and articles of incorporation dated April 23, 2010;

WHEREAS Acquiror was incorporated under Part IA of the Companies Act (Québec) by certificate and articles of incorporation dated February 12, 1981, which has been amended by certificates of amendment dated February 10, 1987 and June 20, 1991;

WHEREAS the Company was incorporated under Part I of the Companies Act (Québec) and was continued under Part IA of the Companies Act (Québec) by articles and certificate of continuance dated September 8, 1987;

WHEREAS the authorized capital of Subco consists of an unlimited number of common shares, all without par value, of which one (1) common share has been issued and allotted and is outstanding as fully paid and non-assessable and a certain number of additional common shares will be issued and allotted and outstanding as fully paid and non-assessable prior to the Amalgamation in accordance with this Amalgamation Agreement;

WHEREAS the authorized capital of the Company consists of an unlimited number of common shares, all without par value, of which 25,929,689 common shares have been issued and allotted and are outstanding as at the date hereof as fully paid and non-assessable;

WHEREAS Acquiror, Subco and Company have entered into an Acquisition Agreement dated as of the date hereof, with respect to the transactions contemplated herein (the "Acquisition Agreement");

WHEREAS, as contemplated in the Acquisition Agreement, Subco and the Company, availing themselves of Part IA of the Companies Act (Québec), wish to amalgamate on the terms and conditions set forth herein and in the Acquisition Agreement;

WHEREAS the requirements of Section 123.116 of the Companies Act (Québec) will be satisfied by Amalco (as defined below);

NOW THEREFORE this Agreement witnesses that, in consideration of the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

1.1.1	"Acquiror Shares" means common shares in the share capital of Acquiror.

1.1.2	"Acquisition Agreement" has the meaning ascribed thereto in the preamble of this Agreement.

1.1.3	"Amalco" means the company resulting from the Amalgamation.

1.1.4	"Amalco Common Shares" means the common shares in the share capital of Amalco.

1.1.5	"Amalco Redeemable Shares" means the non-voting redeemable preferred shares in the share capital of Amalco.

1.1.6	"Amalgamation" means the amalgamation of Subco and the Company under Part IA of the Companies Act giving effect to the transactions described in this Agreement.

1.1.7

"Articles of Amalgamation" means the articles confirming the Amalgamation required under the Companies Act to be filed with the Enterprise Registrar, substantially in the form attached hereto as Schedule A.

1.1.8	"Board Lot" means, with respect to the Acquiror, 100 Acquiror Shares.

1.1.9	"Business Day" means a day, other than a Saturday or a Sunday, on which the principal commercial banks located in Montreal, Québec, are open for the conduct of business.

1.1.10	"Certificate of Amalgamation" means the certificate issued by the Enterprise Registrar attesting the Amalgamation pursuant to Section 123.119 of the Companies Act.

1.1.11

"Circular" means the notice of the Company Meeting and accompanying management information circular in the French and English languages, including all schedules thereto, to be prepared and sent by the Company to the Shareholders in connection with the Meeting.

1.1.12	"Companies Act" means the Companies Act (Québec) as now in effect and as it may be amended from time to time prior to the Effective Date.

1.1.13	"Company Shares" means the common shares in the share capital of the Company.

1.1.14	"Depository" means Computershare Investor Services Inc.

1.1.15	"Effective Date" means the date shown on the Certificate of Amalgamation.

1.1.16	"Election Form" means the form of election form enclosed with the Circular.

1.1.17	"Enterprise Registrar" means the enterprise registrar acting under the Companies Act.

1.1.18	"Exchange Ratio" means 5.4 which represents 1 Acquiror Share for each 5.4 Company Shares.

1.1.19	"Issued and Paid-up Share Capital" means the issued and paid-up share capital as determined under the Companies Act.

1.1.20

"Laws" means all laws (including common law and civil law), including international, national, provincial, state, municipal and local laws, treaties, statutes, policies, instrument, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, or other requirements of any Regulatory Authority having the force of law.

1.1.21

"Meeting" means the special meeting of Shareholders (including any adjournment or postponement thereof contemplated by the Acquisition Agreement) that is to be convened to consider and, if deemed advisable, to approve the Amalgamation.

1.1.22	"Odd Lot" means, with respect to the Acquiror, a number of Acquiror Shares which is less than a Board Lot.

1.1.23	"Odd Lot Alternative" has the meaning ascribed thereto in Section 5.1.1(c).

1.1.24

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Regulatory Authority, syndicate or other entity, whether or not having legal status.

1.1.25	"Redemption Amount" has the meaning ascribed thereto in Section 5.1.1(c).

1.1.26	"Regulatory Authority" means:

(a)

any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, and any ministry or department or agency of any of the foregoing;

(b)	any self-regulatory organization or stock exchange, including the Toronto Stock Exchange, the NYSE Amex and the TSX-V;

(c)	any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and

(d)	any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing.

1.1.27	"Remaining Acquiror Shares" has the meaning ascribed thereto in Section 5.1.2.

1.1.28	"Shareholders" means the registered or beneficial holders of the issued and outstanding Company Shares, from time to time.

1.1.29	"Subco Shares" means the common shares in the share capital of Subco.

1.1.30

"Tax" and "Taxes" includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Regulatory Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Regulatory Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, local, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and antidumping, all license agreements, franchise and registration fees and all employment insurance, health insurance and Canada, Quebec and other Regulatory Authority pension plan premiums or contributions.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections, Schedules and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article", "Section" or "Schedule" followed by a number and/or a letter refer to the specified Article, Section or Schedule of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.4	Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

ARTICLE 2
AMALGAMATION

2.1	Amalgamation

Subco and the Company hereby agree to amalgamate and to continue as one company effective as of and from the Effective Date pursuant to the provisions of Part IA of the Companies Act, on the terms and conditions set forth herein and in the Acquisition Agreement.

2.2	Contribution of Subco and the Company

2.2.1	Upon the Amalgamation, Subco shall contribute to Amalco all its property and assets, subject to all its liabilities.

2.2.2	Upon the Amalgamation, the Company shall contribute to Amalco all its property and assets, subject to all its liabilities.

2.3	Rights and Obligations

From the Effective Date, Amalco will (a) possess all of the property, rights and assets of Subco and the Company, (b) assume all of their liabilities.

2.4	Name

The name of Amalco shall be Louvem Mines Inc. / La Société Minière Louvem Inc.

2.5	Head Office

The head office of Amalco shall be situated in the Judicial District of Rouyn-Noranda, Province of Québec and the address of its head office shall be 161 Avenue Principale, Rouyn-Noranda, Quebec, J9X 4P6.

2.6	Activities

There shall be no limitations on the activities of Amalco.

2.7	Share Capital

2.7.1	The authorized share capital of Amalco shall consist of an unlimited number of (i) Amalco Common Shares, without par value, and (ii) Amalco Redeemable Shares, without par value; and

2.7.2

The rights, privileges, conditions and restrictions attached to the Amalco Common Shares and the Amalco Redeemable Shares are described in Annexe A of the draft Articles of Amalgamation attached hereto as Schedule A.

2.8	Restrictions on Transfer and Other Provisions

The restrictions on transfer of shares and the other provisions attached thereto are described in Annexe B of the draft Articles of Amalgamation attached hereto as Schedule A.

2.9	By-Laws

The by-laws of Amalco shall be the by-laws of Subco.

ARTICLE 3
BOARD OF DIRECTORS

3.1	Board of Directors

The board of directors of Amalco shall consist of a minimum of three and a maximum of ten directors. The initial board of directors of Amalco shall consist of three directors who shall be the persons whose names, occupations and addresses are set out below:

Name	Occupation	Address
Martin Rivard	Chief executive officer of Acquiror and chairman of the board of directors of the Company	Québec, Canada
Gaston Gagnon	Director of the Company	Québec, Canada
Pierre Barbeau	Director of the Company	Québec, Canada

ARTICLE 4
ARTICLES OF AMALGAMATION

4.1	Subscription to common shares of Subco and filing of the Articles of Amalgamation

Subject to the confirmation of a by-law approving this Agreement by the Shareholders at the Meeting in accordance with the Companies Act, securities laws and other applicable Laws and provided that the conditions specified in the Acquisition Agreement have been satisfied or waived and provided further that this Agreement has not otherwise been terminated, the Acquiror shall as soon as reasonably practicable thereafter cause Subco to complete the Amalgamation and file with the Enterprise Registrar the Articles of Amalgamation pursuant to the Companies Act and such other documents as may be required pursuant to the Companies Act.

On the Business Day preceding the filing of the Articles of Amalgamation with the Enterprise Registrar, the Acquiror shall (A) subscribe to that certain number of Subco Shares for an aggregate subscription amount not less than the aggregate amount of all Redemption Amounts, and (B) transfer, on a rollover basis, all its Company Shares to Subco in consideration of Subco Shares.

ARTICLE 5
AMALGAMATION EVENTS

5.1	Amalgamation Events

5.1.1	On the Effective Date:

(a)

Each of the issued and outstanding Subco Shares outstanding immediately prior to the Effective Date shall be cancelled and exchanged into one (1) issued and fully paid and non-assessable Amalco Common Share. The Amalco Common Shares shall have an Issued and Paid-up Share Capital equal to the difference between (a) the aggregate of the Paid-up capital, as defined in the Income Tax Act (Canada), of the Subco Shares and the Company Shares, other than the Company Shares held by Subco, issued and outstanding immediately prior to the Effective Date and (b) the Issued and Paid-up Share Capital allocated to the Amalco Redeemable Shares in accordance with this Agreement.

(b)

The Company Shares outstanding immediately prior to the Effective Date shall be cancelled and the Shareholders (other than Subco) shall receive in exchange such number of Acquiror Shares equal to the quotient obtained by dividing the number of Company Shares held by such Shareholder divided by 5.4 provided that: (A) if for a given Shareholder, such quotient results in a number which is not comprised solely of a Board Lot or integer multiples thereof or is comprised solely of an Odd Lot, then the provisions of Section 5.1.1(c) below shall apply; and (B) no fractional Acquiror Shares will be issued under the Amalgamation, and any resulting fractional Acquiror Share shall be rounded down, to the closest whole number, and the Shareholder thereof will receive the net cash proceeds of such fractional Acquiror Share determined in the manner set forth in Section 5.1.2.

(c)

If for a given Shareholder, the number obtained pursuant to the calculation effected in Section 5.1.1(b) above is not comprised solely of a Board Lot or integer multiples thereof or is comprised solely of an Odd Lot, then, with respect to each Odd Lot only, such Shareholder shall received that number of Amalco Redeemable Shares which is equal to the number of Acquiror Shares which comprised the Odd Lot (the "Odd Lot Alternative") unless such Shareholder elects, in the Election Form, to receive Acquiror Shares in lieu of such Amalco Redeemable Shares. Pursuant to the Odd Lot Alternative, each Amalco Redeemable Share will be redeemed by Amalco immediately after the Effective Date for a cash consideration equal to the average closing prices of Acquiror Shares on the Toronto Stock Exchange during the five (5) trading day-period ended two trading days prior to the Effective Date (the "Redemption Amount"). The Issued and Paid-up Share Capital allocated to the Amalco Redeemable Shares shall be equal to the aggregate amount of all Redemption Amounts.

(d)	The Company Shares issued and outstanding immediately prior to the Effective Date and held by Subco shall be cancelled as a result of the Amalgamation in accordance with Section 123.123 Companies Act.

5.1.2

In order to replace the fractional Acquiror Shares that would have otherwise been issued to Shareholders, the Acquiror will distribute to the Depository, as agent for the Shareholders, such number of Acquiror Shares (the "Remaining Acquiror Shares") as represents the sum of the fractional Acquiror Shares to which the Shareholders are otherwise entitled, rounded up to the next whole number of Remaining Acquiror Shares, and the Depository, as agent for the Shareholders, shall, as expeditiously as is commercially reasonable thereafter, sell the Remaining Acquiror Shares through the facilities of the Toronto Stock Exchange and pay the net proceeds of such sales (after deducting commissions and other out of pocket costs), to those Shareholders who are entitled to receive a fractional Acquiror Shares.

5.1.3

The Acquiror, Amalco or the Depository shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as the Acquiror, Amalco or the Depository are required to deduct and withhold with respect to the making of such payment under any provision of federal, provincial, state, local or other Tax Law of any applicable country or jurisdiction. To the extent that amounts are so withheld and paid over to the appropriate Regulatory Authority by the Acquiror, Amalco or the Depository, such withheld amounts shall be treated for all purposes of this Agreement as having been paid by the Shareholders in respect of which such deduction and withholding was made by the Acquiror, Amalco or the Depository.

5.2	Redemption ofAmalco Redeemable Shares

Each Amalco Redeemable Share issued pursuant to this Amalgamation Agreement shall be automatically redeemed by Amalco immediately following the Amalgamation for an amount equal to the Redemption Amount. No notice of redemption or other act or formality on the part of Amalco shall be required to redeem the Amalco Redeemable Shares. No certificates for the Amalco Redeemable Shares shall be issued to holders.

ARTICLE 6
TERMINATION

6.1	Termination

Without prejudice to any other rights or recourses of the parties hereto and notwithstanding any other provision hereof, this Agreement shall automatically terminate, without notice, immediately upon the termination of the Acquisition Agreement, and be of no further force or effect.

ARTICLE 7
GENERAL

7.1	Cooperation / Further Assurances

Each of the parties hereto agrees to cooperate in good faith and to take all reasonable steps and actions after the date hereof, as are not adverse to the party requested to take any such step or action, to complete the Amalgamation and the other transactions contemplated hereby. Each party hereto shall, from time to time, and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform, carry out or better evidence the terms and intent hereof.

7.2	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein.

7.3	Forum; Jurisdiction

The parties hereby submit to the non-exclusive jurisdiction of the competent court in the judicial district of Montreal, Province of Québec for any dispute, disagreement, controversy or claim arising out of or in connection with the transactions contemplated by this Agreement.

7.4	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to constitute one and the same instrument.

7.5	Time

Time shall be of the essence of this Agreement.

7.6	Amendments

This Agreement may not be modified, amended, altered or supplemented except in the manner contemplated herein and upon the execution and delivery of a written agreement executed by all parties.

7.7	Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

(Signatures on next page)

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

9222-0383 QUÉBEC INC.

Per:
Name:
Title:

RICHMONT MINES INC.

Per:
Name:
Title:

LOUVEM MINES INC.

Per:
Name:
Title:

SCHEDULE A